Hailiang Education Group Inc.

386, Jiefangbei Road, Diankou Town, Zhuji

Zhejiang Province, 311814

The People’s Republic of China

May 15, 2015

VIA EDGAR CORRESPONDENCE

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Brandon Hill, Attorney Advisor

Terry French, Accountant Branch Chief

Sharon Virga, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hailiang Education Group Inc.

Registration Statement on Form F-1 (File No. 333-201263)

Registration Statement on Form 8-A (File No. 001-36907)

Ladies and Gentlemen:

On May 13, 2015, Hailiang Education Group Inc. (the “Company”) requested that the effectiveness of the above-referenced Registration Statement on Form F-1 and the Registration Statement on Form 8-A be accelerated to and that the two registration statements become effective at 4:30 p.m., Eastern Time, on May 15, 2015, or as soon thereafter as practicable, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended.

We hereby respectfully withdraw that acceleration request.

The Company intends to submit the acceleration request letter at a later time.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Kirkland & Ellis, Attention: Benjamin Su, by facsimile at +852 3761-3301. Mr. Su’s telephone numbers are +852 9881-9371 (mobile) and +852 3761-3306 (work).

[Signature page follows]

Very truly yours,

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name:	Ming Wang
Title:	Chairman and Chief Executive Officer